Contact

www.linkedin.com/in/hugh-jones-64284818 (LinkedIn)

Top Skills

Board of Directors
Executive Management
Strategy

Hugh Jones

Board Member, Investor
Dallas, Texas, United States

Experience

Basalt Investments, LLC

Co-Founder
2018 - Present (6 years)

Gogo

Lead Independent Director
August 2016 - Present (7 years 9 months)

Groupize

Chairman Of The Board
March 2020 - Present (4 years 2 months)

Travelport

Member Board Of Directors
2019 - December 2023 (4 years)

Sabre Airline Solutions

President
April 2011 - August 2017 (6 years 5 months)

Travelocity

CEO and President
January 2009 - March 2011 (2 years 3 months)

Sabre Corporation

13 years

Chief Operations Officer - Travel Industry Group
2007 - 2009 (2 years)
Southlake, Texas

SVP Travel Network
2004 - 2007 (3 years)
Southlake, Texas

Financial Controller

1996 - 2004 (8 years)
Southlake, Texas

American Airlines
Finance
1988 - 1996 (8 years)
Ft Worth, Texas

Education

Southern Methodist University
MBA · (1987 - 1988)

University of Wisconsin-Madison
BS, Geology and Geophysics · (1981 - 1985)